VIA EDGAR Correspondence

April 4, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:       John Reynolds, Assistant Director

Dear Sirs/Mesdames:

Re:

Uranium Energy Corp. (the "Company")
Registration Statement on Form S-3 filed March 23, 2018
File No. 333-223881
Acceleration Request for Registration Statement

Uranium Energy Corp., as the registrant of the above-captioned registration statement, hereby respectfully requests of the United States Securities and Exchange Commission (the "Commission") that the registration statement be permitted to become effective at 4:15 p.m., Washington, D.C. time, on Friday, April 6, 2018, or as soon thereafter as is practicable. Please advise our counsel, Thomas J. Deutsch of McMillan LLP, at telephone direct: (604) 691-7445 or facsimile direct: (604) 893-2679; of any questions you may have respecting this request.

Yours very truly,

URANIUM ENERGY CORP.

Per:      /s/ Pat Obara________
Name:  Pat Obara
Title:   Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Suite 1830 - 1030 W. Georgia St. Vancouver BC V6E 2Y3     |     t (866) 748 1030 f (604) 682 3591 www.uraniumenergy.com NYSE American: UEC